

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

> **Re: Saga Communications Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **8-K filed May 3, 2023**
> **File No. 001-11588**

Dear Samuel D. Bush:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 3,2023

Exhibit 99.1
Saga Communications, Inc. Reports 1st Quarter 2023 Results, page 1

1. In the first paragraph of your earnings release, you reported Free Cash Flow, a non-GAAP liquidity measure, but omitted cash flows from operating activities, its most comparable GAAP measure. Please revise in future filings. Refer to Question 102.10(a) of the C&DI on Non-GAAP Financial Measures

Selected Consolidated Financial Data
For the Three Months Ended March 31, 2023 and March 31, 2022, page 3

2. Please reconcile the non-GAAP liquidity measure Free Cash Flow to Cash Flows from Operating Activities, its most comparable GAAP measure, in lieu of Net

Income. Additionally, clearly label Free Cash Flow and Station Operating Income (on page 5) as Non-GAAP Measures. Refer to Question 100.05 of the C&DI on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology